Filed pursuant to Rule 433

Registration File No. 333-229255

Relating to the

Preliminary Prospectus Supplement

dated April 6, 2020

(To Prospectus dated January 14, 2019)

Pricing Term Sheet

dated April 7, 2020

Chimera Investment Corporation

Offering of

$325,000,000 principal amount of

7.00% Convertible Senior Notes due 2023

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated April 6, 2020 (the “Preliminary Prospectus Supplement”) relating to the Offering, including the documents incorporated by reference therein and the related base prospectus dated January 14, 2019, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Chimera Investment Corporation and not to its subsidiaries.

Issuer:	Chimera Investment Corporation, a Maryland corporation.

Ticker / Exchange for Common Stock:	CIM / The New York Stock Exchange (“NYSE”).

Trade Date:	April 8, 2020.

Expected Settlement Date:	April 13, 2020.

Securities Offered:	7.00% Convertible Senior Notes due 2023 (the “Notes”).

Aggregate Principal Amount Offered:	$325 million principal amount of Notes (or a total of $373.75 million principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes).

Public Offering Price:	100% of principal amount.

Maturity Date:	April 1, 2023, unless earlier repurchased, redeemed or converted.

Interest Rate:	7.00% per year.

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on October 1, 2020.

Record Dates:	March 15 and September 15.

Closing Price:	$6.50 per share of the Issuer’s Common Stock on the NYSE on April 7, 2020.

Conversion Premium:	Approximately 0%.

Initial Conversion Price:	Approximately $6.50 per share of Common Stock.

Initial Conversion Rate:	153.8461 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Use of Proceeds:	The Issuer estimates that the net proceeds it will receive from the Offering will be approximately $361.3 million (or approximately $314.1 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Issuer expects to enter into capped call transactions with Credit Suisse Securities (USA) LLC and/or its affiliates (the “Option Counterparty”). The Issuer intends to use approximately $33.75 million of the net proceeds from the Offering to pay for the cost of the capped call transactions. The Issuer intends to use the remainder of the net proceeds from the Offering to finance the acquisition of mortgage assets including residential mortgage loans, non-Agency RMBS, Agency RMBS, Agency and non-Agency CMBS and other targeted assets, and for other general corporate purposes such as repayment of outstanding indebtedness or to pay down other liabilities, working capital and for liquidity needs.

Sole Bookrunner:	Credit Suisse Securities (USA) LLC

Co-Managers:	Goldman Sachs & Co. LLC Nomura Securities International, Inc.

CUSIP Number:	16934Q AA7

ISIN Number:	US16934QAA76

Redemption of Notes to Preserve REIT Status:	The Issuer may not redeem the Notes prior to their maturity, except to the extent, and only to the extent, necessary to preserve its status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. If the Issuer determines that redeeming the Notes is necessary to preserve its status as a REIT, then it may redeem all or part of the Notes at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

* * *

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated April 6, 2020 and an accompanying prospectus dated January 14, 2019) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, Eleven Madison Avenue, 3rd Floor, New York, New York 10010, or by calling 1-800-221-1037 or emailing usa.prospectus@credit-suisse.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.